UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 22, 2010

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             X            Form 40-F       ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ___              No          X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX TO RECEIVE U.S.$100 MILLION IN CASH
PROCEEDS FROM JOINT VENTURE ASSET SALE IN THE U.S.

Monterrey, Mexico, February 22, 2010 – CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that its 49.9% owned Ready Mix USA LLC joint venture has completed the sale of 12 active quarries and certain other assets to SPO Partners & Co. for U.S.$420 million. The active quarries, which consist of 2 granite quarries in Georgia, 9 limestone quarries in Tennessee, and 1 limestone quarry in Virginia, are operated by Ready Mix USA LLC and were deemed non strategic by CEMEX and Ready Mix USA LLC, its joint venture partner.

The proceeds from the sale will be partly used to reduce debt held by Ready Mix USA LLC, and to effect a cash distribution of approximately U.S.$100 million to each joint venture partner, including CEMEX. CEMEX, which does not consolidate the results of Ready Mix USA LLC, expects to use its cash proceeds from this divestment to reduce outstanding debt and to enhance its liquidity position.

This asset divestment marks another milestone in CEMEX’s efforts to regain its financial flexibility. Other such milestones include the completion of the refinancing of U.S.$15 billion of CEMEX’s outstanding debt and the issuance of close to U.S.$2.3 billion in notes, including the U.S.$500 million raised last month. Additionally, CEMEX has raised U.S.$2.2 billion in equity and mandatorily convertible securities and sold its Australian operations to Holcim for U.S.$1.7 billion.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements, and to promote a sustainable future. For more information, visit www.cemex.com.

SPO Partners & Co. is a San Francisco-based investment partnership that makes concentrated, long-term investments in public and private companies. Investing with a time horizon that frequently exceeds ten years, SPO invests across a wide range of industries including basic materials, media, telecom, energy, power and real estate.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 22, 2010	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller